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                          June 29, 2020

       Marc Gold
       General Counsel, Corporate & Securities, Deputy Company Secretary TR Finance LLC
       333 Bay Street, Suite 300
       Toronto, Ontario M5H 2R2 Canada

                                                        Re: TR Finance LLC
                                                            Registration
Statement on Form F-3 filed June 23, 2020
                                                            File No. 333-239392

       Dear Mr. Gold:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Geoff
Kruczek at (202) 551-3641 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Manufacturing